EXHIBIT 11.      COMPUTATION OF EARNINGS PER SHARE

Years Ended

	September 30,
	2017	2016

Net income	$ 331,817	$ 300,251
Weighted average number of shares outstanding	3,797,137	5,243,107

Net income per common share	$ 0.09	$ 0.06